Exhibit 99.1
KAMADA
INVESTOR PRESENTATION
September 2014
NASDAQ: KMDA

Forward Looking Statement
This presentation is not intended to provide investment or medical advice. It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials.
This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Kamada's ability to successfully develop and commercialize its pharmaceutical products, the progress and results of any clinical trials, the introduction of competing products, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and
other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed in Kamada's prospectus related to this offering.
This presentation includes certain non-GAAP financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The non-GAAP financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. A reconciliation of these non-GAAP financial measures to the comparable GAAP measures is included in an appendix to this presentation.
Management uses these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity.
The issuer has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, New York 10014; telephone 866-718-1649; email:
prospectus@morganstanley.com or from Jefferies LLC at 520 Madison Avenue, 12th Floor, New York, NY, 10022, Attention: Equity Syndicate Prospectus Department; telephone
(877) 547-6340; email: Prospectus_Department@Jefferies.com.
Investor Presentation | Sep. 2014

KAMADA

- Leader in the Development of Alpha-1 Antitrypsin ("AAT") Products Globally

- Developed and Obtained FDA Approval for the First and Only Liquid, Ready-to-Use Intravenous AAT Product, Glassia®
- Selling Glassia® in Selected Emerging Markets Globally and Through Baxter Collaboration in the US
- Developing Novel Inhaled AAT Product , which could be the First to Market for AATD and has Sizeable Market Potential

- Attractive Pipeline for Orphan Indications, in Late Stage Development

- Fully Integrated Manufacturing and Distribution
- Growing Revenue and Profitability with 10 Marketed Products

60
40
20
5
10
11
23
24
35
26
47
20
51
2009
2010
2011
2012
2013
Distribution
Proprietary

20
10
-10
-20
-12
-6
1
9
9
2009
2010
2011
2012
2013

Kamada Overview
 • AAT deficiency (AATD) is a genetic emphysema, caused by lack of protein
 • Existing Therapy is replacement of the protein
 • Completed Phase II/III trials in EU- pursuing conditional approval
 • Ongoing Phase II in the US- pathway to be discusses with FDA
 • Upside in Type 1 Diabetes
Notes
1. As of June 30, 2014
2. Market data as of Aug 31 2014
3. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)

3
4
5
6
7
Key Statistics
• Founded in 1990 and based in Weizmann Science Park, Israel
• Employees: ~300 (1)
• Listed on NASDAQ since 2013 & TASE since 2005 (KMDA)
• Current market capitalization: ~$250MM (2)
• Cash, cash equivalents and ST investments: $68MM(1)
• Total Debt: $17.6MM (1)
Historical Adjusted EBITDA (3)
$MM
Historical Revenue
Investor Presentation | Sep. 2014

KAMADA

Diversified Product Portfolio with Extended Global Reach

Diverse Portfolio of Predominantly Plasma-Derived Protein Therapeutics
Global Presence with Exposure to Emerging Markets
Growing Proprietary Products Segment Through Glassia® and Inhaled AAT Product
Respiratory
Glassia®
Immunoglobulin
KamRAB™
KamRho (D) IM
KamRho (D) IV
Other Products
Heparin Lock Flush
Kamacaine 0.5%
Human Transferrin
Respiratory
Bramitob
Foster
Immunoglobulins
IVIG 5%
Varitect
Hepatect CP
Megalotect
Zutectra
Critical Care
Heparin sodium injection
Albumin
Other
Factor VIII
Factor IX
Proprietary
Products
Segment
2013 Revenue:
$51MM
Distribution
Segment
2013 Revenue:
$20MM
Alpha-1 Antitrypsin (human)
Anti-rabies immunoglobulin (human)
Rho(D) immunoglobulin (human)
Rho(D) immunoglobulin (human)
Heparin sodium
Bupivacaine HCl
Transferrin (Diagnostic grade)
Tobramycin
Beclomethasone+Formoterol
Gamma globulins (IgG) (human)
Varicella zoster immunoglobulin (human)
Hepatitis B immunoglobulin (human)
CMV immunoglobulin (human)
Hepatitis B Immunoglobulins S.C
Heparin sodium
Human serum Albumin
Coagulation Factor VIII (human)
Coagulation Factor IX (human)
*Kamada distributes products directly in Israel through its own salesforce
Countries where Kamada currently sells certain of its Proprietary Products through strategic or distributor partnerships
United States
Mexico
El Salvador
Brazil
Argentina
Slovenia
Croatia
Nigeria
Kenya
India
Thailand
South Korea
Russia
Turkey
Israel*
Chile
Sri Lanka
Countries where Kamada has received regulatory approvals for certain of its Proprietary
Products
Snake Antiserum

Anti-snake venom
Investor Presentation | Sep. 2014

Kamada Investment Highlights
Rapidly Growing, Globally Positioned Biopharmaceutical Company
- Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
Significant Opportunity in Novel Inhaled AAT for Alpha-1 Antitrypsin Deficiency
and in Intravenous AAT for Type-1 Diabetes
Valuable R&D Pipeline Focused on Various Orphan Indications
Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How
Strong Financial Profile with Increasing Profitability
Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma
Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency
- Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity
Investor Presentation | Sep. 2014

KAMADA

MM$
40
35
30
25
20
15
10
5
1
12
21
34
32
2009
2010
2011
2012
2013

Glassia® Is A Differentiated Product
✓ Glassia® is the first and only liquid, ready-to-use, IV
 plasma-derived AAT product
✓ No reconstitution required, reducing risk of
 contamination and infection and reducing treatment
 time
✓ Potentially reduced risk for adverse event and/or
 allergic reaction due to the absence of preservatives
 and stabilizing agent(s)
✓ Glassia® is sold by Baxter, a leading plasma
 therapeutics company in the US
✓  Significantly faster infusion rate was recently
 approved by the US-FDA
Key Product Advantages

AATD (IV) Product Sales and Milestone Revenues
Sold in 7 countries, with majority of sales in the US
Investor Presentation | Sep. 2014

250
200
150
100
50
0
200
10-15
8
Estimated Prevalence
Currently Identified
Currently Treated

Significant Opportunity to Expand the AATD Market
• Patients suffering from AAT Deficiency (“AATD”) remain
 under-identified and under-treated
 – Only ~6% of cases treated in the US and ~2% in EU
• Simple blood test for diagnosis expected to impact
 demand
• Greater AAT use in Europe and other geographies could
 further accelerate market growth
• Chronic therapy creates sustainable product
 opportunity
• Average annual cost of treatment estimated at ~$80-
 $100K per patient
Sustainable Market with Strong Growth Potential
North America and Europe AATD Patient Counts
Source MRB and Company estimates
Source Alpha 1 Foundation, MRB and Company estimates
Source MRB and Company estimates
(000s)
~
~
~
Investor Presentation | Sep. 2014

Growth of Glassia® Driven by Strategic Partnership
✓ Sales to Baxter commenced in September 2010
✓ Agreements: distribution, technology license and fraction IV supply
✓ Product: AAT IV (Glassia®), including future AAT IV
✓ Territories: US, Canada, Australia and New Zealand
✓ Milestone and upfront revenues: $45MM ($34.5MM received)
✓ Royalties from sales of Glassia® produced by Baxter expected from 2017
✓ Agreement recently extended:
 – Baxter to distribute Glassia® produced by Kamada through 2016
 – Minimum revenues of $165MM through 2016 ($94MM already recognized through 12/31/2013)
Strategic Partnership with Baxter
Investor Presentation | Sep. 2014

KAMADA

Baxter
Baxter
Baxter
Chiesi
KEDRION
BIOPHARMA

High Value Pipeline Focused on Orphan Indications
	Product	Indication	Phase I	Phase II	Phase III	Market	Partners
1	Intravenous AAT	AAT Deficiency					US:
2	D1-AAT (IV)	Type 1 Diabetes*					US:
3	G1-AAT (IV)	GVHD					US:
4	Inhaled AAT	AAT Deficiency*					EU:
5	B1-AAT (IH)	Bronchiectasis*
6	C1-AAT (IH)	Cystic Fibrosis (CF)*
7	KamRAB (IM)	Prophylaxis of Rabies					US:
Phase III Completed (LPO)
  Ph II/III In Process
FDA Approved (2010)
Completed
Completed
  Ph I/II In Process
 US: IND
 Approved
 US: Ph II In
 Process
EU: Completed
Completed
Completed
* Orphan drug designation
Investor Presentation | Sep. 2014

Inhaled AAT Is A Significant Opportunity
✓ Chiesi distribution agreement as of August 2012
✓ Agreement: Chiesi responsible for S&M, patient ID,
 and reimbursement
✓ Product: AAT for AATD Inhaled only
✓ Territories: EU and Turkey
✓ Milestone revenues: $60MM upfront, regulatory and
 sales
✓ Distributor price
✓ Minimum purchases from 2nd yr following receipt of
 regulatory and reimbursement approvals, ~$120MM
 for first 4 years, subject to actual price after
 regulatory approval
Strategic Partnership with Chiesi
✓ First and only Inhaled AAT product for AATD
 – Device and drug combination enable optimal size
 particles delivered directly to diseased tissue
✓ Positive data to date in AATD and strong safety profile
✓ Potential to expand AATD market, particularly in
 Europe
✓ Potential Inhaled AATD launch in Europe not before
 2016 , pursuing conditional approval based on phase 4
 commitment.
✓ US pathway to be discussed with FDA beginning 2015
Inhaled AAT Highlights
Investor Presentation | Sep. 2014

Expected to Launch 2016 in the EU
Indicative Development Timeline:
EMA raparteur
meeting (4Q14) re
Inhaled AAT for
AATD in the EU
Completion of
Phase II Inhaled
AAT for AATD
clinical trial
Inhaled AAT for
AATD MAA filing
Meeting with
FDA re Inhaled
AAT for AATD in
the US
EU launch for
Inhaled AAT for
AATD
(if approved)
2015
2014
2016
2017
Investor Presentation | Sep. 2014

KAMADA

	• Randomized; Over 160 AATD subjects, majority are treatment naïve • Double blind, placebo controlled, randomized • Multi center international study: Western EU (UK, IR, SC, SW, NL, DK, GR) and Canada • 80% power to detect a difference between the two groups at 1 year • Powered for 20% difference between the two groups • Power is based on number of events collected during the study

Inhaled AAT for AATD Completed Pivotal Phase II/III Trials
in Europe and Initiated Phase II in the US
Phase II / III EU
Phase II US
Description
• Randomized; Sample size of ~ 36-40 subjects
• Double blind, placebo controlled, randomized
Route &
Dosage Form
• Inhalation of human AAT, 160mg total, twice daily
 ~10-15 minutes; eFlow® device
• Inhalation of human AAT; two dosage groups (80mg
 and 160mg daily); eFlow® device
Clinical
Endpoints
• Exacerbation events (Primary: time to first
 moderate/severe, Secondary (among others): rate,
 severity of first event; Lung Function)
• Primary: Concentration of AAT in ELF
• Secondary: safety and tolerability, Concentration
 AAT in serum, ELF inflammatory analytes
Duration
• 50 wk treatment in DB period; daily treatment
• 50 wk open label extension ; daily treatment
• DB part - Study completed
• 12 weeks double blind +
• 12 weeks open label extension
•  Study initiated in 1Q2014
Investor Presentation | Sep. 2014

• Primary and secondary endpoints didn’t demonstrate statistical significant difference
• First AAT deficiency treatment to show impact on lung function
• Concordance of the data in lung function and signals in reduction in exacerbation frequency and severity in favor of AAT , and in particular, for the frequent exacerbators, suggests possible therapeutic benefit of AAT
• Study supports understanding the mechanism of action of the disease and the treatment - lung inflammation
• The company is advancing its discussions with the European Medicines Agency with the intent to submit for conditional approval on the basis of:
 o Orphan drug & Unmet need
 o Concordance of data for ITT and frequent exacerbators
 o Prior discussions with the regulator
 o Precedents of similar cases for drugs of orphan diseases
Inhaled AAT Phase 2-3 trial Results
Summary of the Results
Investor Presentation | Sep. 2014

Inhaled AAT Phase 2-3 trial Results
Parameter	ITT	Frequent exacerbators
Primary endpoint : “Time to the first moderate or severe exacerbation event”	No differences observed	Clinical difference observed AAT vs PL Hazard ratio = 0.877 ( 95% CI 0.563, 1.364) . P Value= NS
Secondary endpoint : “Time to first event-based exacerbation with a severity of mild, moderate or severe	No differences observed	Clinical difference observed AAT vs PL Hazard ratio = 1.064 ( 95% CI 0.717, 1.578) . P Value= NS
Secondary endpoint : “Severity of the first exacerbation event”	Lower number of first severe (Type 1, SB*) events vs PL (18.8% and 31.1%, respectively. P Value= NS). Lower number of first moderate (EB**) events vs PL (56.5% and 63.9%, respectively. P Value= NS)
Lower number of first severe (Type 1) events vs PL (19.4% and
35.2%, respectively. P Value= NS).
Lower number of first severe /moderate events vs PL (44.8% and
51.9%, respectively. P Value= NS)
15.1% lower number of first moderate (EB**) events vs PL . P
Value= NS
4.7% lower number of first moderate/ severe (EB**) events vs PL.
 P Value= NS

Secondary endpoint : “Rate of event-based exacerbation episodes”***	No differences observed
Reduction of 10% in AAT group vs PL in mild/ moderate/ severe
(EB) events
Reduction of 13% in the number of moderate (EB) events
Reduction of 12% in the number moderate/ severe (EB) events.
P Value, for all measurements= NS

* Symptom based definition
** Event based definition
***The number of mild, moderate or severe event-based exacerbations per patient during the treatment period.
Investor Presentation | Sep. 2014

Inhaled AAT Phase 2-3 trial Results (cont.)
Parameter	ITT	Frequent exacerbators
Lung function: FEV1 % of SVC Change from baseline till end of treatment	+0.34% AAT vs -1.17% PL P Value= 0. 033	+0.2251% AAT vs -1.68% PL P Value= 0. 0208
Lung function: FEV1 % predicted Change from baseline till end of treatment	-0.509 AAT vs -1.37 PL P Value= NS	-0.58 AAT vs. -1.21 PL P Value= NS
Lung function: FEV1 (liters) Change from baseline till end of treatment	-25ml AAT vs -52ml PL P Value= NS	-18ml AAT vs -51ml PL P Value= NS
DLCO [mMol/min/Kpa]	-0.168 % AAT vs -0.28% PL P Value= NS	-0.206% AAT vs -0.336% PL P Value= NS
Dr Jan Stolk , Principal Investigator of the Inhaled AAT phase 2-3 study,
Department of Pulmonology Leiden University Medical Center, Leiden, The Netherlands:
“This study is the first study ever that suggests inhaled AAT’s ability to potentially reduce lung inflammation as expressed by its preservation of lung function and the trends shown in the reduction in intensity of exacerbation events. I am encouraged by these results and hope that the regulatory authorities will acknowledge the progress in clinical research demonstrated in this trial.“
Investor Presentation | Sep. 2014

KAMADA

Summary of Mean FEV1 by visit with Standard Error
FEV1 (Mean)
1.45
1.40
1.35
1.30
1.25
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Summary of Mean (FEV1)%[(FEV1)/(SVC)*100] by visit with Standard Error
FEV1_SVC (Mean)
38
36
34
32
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Summary of Mean FEV1 Percent of predicted by visit with Standard Error
FEV1PERC (Mean)
46
44
42
40
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Summary of Mean DLCO by visit with Standard Error
DLCO (Mean)
4.8
4.6
4.4
4.2
4.0
0
10
20
30
40
50
Weeks
Actual treatment - char
Placebo
AAT

Inhaled AAT Phase 2-3 trial Results:
Lung Function Graphs
Investor Presentation | Sep. 2014

AAT (IV) is a Promising Potential Treatment
For Newly Diagnosed Type‐1 Diabetes Patients
Investor Presentation | Sep. 2014

Type-1 Diabetes
occurs when the immune system
attacks and destroys beta cells
in the pancreas
Studies have shown that
AAT protects beta cell islets
Preservation of beta cells
correlates with reduced risk
of long term complications
• more than 10 million suffer from T1D
 globally
• 100,000 new patients diagnosed annually
• In the US alone: 3 million patients,
 with 30,000 new patients diagnosed
 annually
• Delays the onset of autoimmune diabetes
• Reduces the incidence of diabetes
• Inhibits insulitis and beta-cell apoptosis
• Decreases beta-cell inflammation
• DCCT* indicated that patients with C-
 peptide on MMTT ≥0.2 pmol/mL were less
 likely to complicate of retinopathy and
 hypoglycemia (Greenbaum et al 2012)
• Higher / sustained levels of C-peptide
 correlate with reduced incidences of the
 microvascular complications (Steffes et al
 2013)
*Diabetes Control and Complications Trial
“We acknowledge the evidence from the DCCT and other studies that have demonstrated clinical benefits in patients who achieve better glucose control, in terms of delaying the chronic complications of diabetes”**
**FDA Guidance,
2008

KAMADA

Mechanistic Evidence - Alpha1-Antitrypsin, a Therapeutic Approach for Type-1 Diabetes

induces the production of anti-inflammatory mediators (IL-10 and IL-1-receptor antagonist (IL-1Ra).)
AAT functionality is reduced due to high glucose serum levels (non enzymatic glycation)
Blocks 'danger' molecules
AAT binds to gp96 (involved in authoimmune attack) and diminishes gp96-induced islet injury

AAT
Anti Inflammatory
blocks pro-Inflammatory
mediators incl. IL-1b, IL-6,
IL-8 and TNFa
Immunomodulatory
AAT promotes Tregs and
modifies dendritic cell
maturation towards a
tolerance-inducing profile
Tissue protective -
Protects from cell death,
blocks apoptosis
Regulatory T cell
differentiation
AAT promotes Tregs
differentiation
Increases insulin release
AAT increases cAMP levels
(required for insulin release).
cAMP also induces IL-10
release
Protease Inhibitor
Inhibits proteins that activate
inflammation: Elastase, trypsin
& PR3 and has tissue-protective
effects
Modifies dendritic cells:
AAT modifies dendritic cell
maturation towards a tolerance-
inducing profile
Protect islets from injury
AAT protects islet cells from
IL-1b/IFNg-induced injury and
reduces the levels of released
nitric oxide
Reference: Fleixo-Lima et al. Mechanistic Evidence in Support of Alpha1-Antitrypsin as a
Therapeutic Approach for Type 1 Diabetes. J Diabetes Sci Technol. 2014.
Investor Presentation | Sep. 2014

Group 3: 80mg/kg: C-max of C-peptide (pmol/mL)
C-max (pmol/mL), Basal pmol/mL)
0.2 pmol/mL
Weeks
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0
5
10
15
20
25
30
35
40

HbA1c (%) by Week
Screening
Week 5
Week 12
Week 20
Week 28
Week 37
HbA1c (%)
7.5% HbA1c
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10
Group 1: 40mg/kg N=8
Group 2: 60mg/kg N=8
Group 3: 80mg/kg N=8

Clinical Development for Newly Diagnosed Type‐1
Diabetes: New Exciting Prospects
Phase I/II Open Label Study to evaluate the safety, tolerability and efficacy of AAT (Glassia®) on beta cell preservation and glycemic control on newly diagnosed T1D pediatric patients.
• AUC% for C-peptide decreased 23% from baseline vs. ~40-50% expected decrease after 12-15M from diagnosis (1)
• Specific diabetes antibody levels decreased in all groups from baseline to study completion, a decrease that may indicate an Immune modulatory effect.
• At end-of-study, 38% of patients decreased insulin dose
• All subjects completed the study. No Serious AEs occurred. AEs were mild and mostly infusion-related (fatigue, headache)
End-of-study slope analysis of C-peptide[max] and C-
peptide[AUC] revealed no significant changes from baseline
HbA1C data indicated that almost all patients reached
glycemic control
Investor Presentation | Sep. 2014

1. Greenbaum et al 2012

Currently ongoing
Phase II/III Clinical Trial
Study objective: To evaluate the Efficacy and Safety
of Human, Alpha-1 Antitrypsin (AAT) [Glassia®] in  the
treatment of New Onset Type 1 Diabetes.
Design: Two doses, placebo controlled, randomized
with ~190 pediatric and young adult patients.
Expected Duration: Two years.
Endpoints: In accordance with FDA / EMA guidance
for clinical trials evaluating beta-cell preservation [c
peptide parameters, HbA1C, hypoglycemic events and
insulin daily dose].
Pivotal, Phase II/III, Double
-Blind, Randomized,
Placebo-Controlled,
Multicenter study.
Investor Presentation | Sep. 2014

• Donor’s immune cells (the graft) recognize the recipient (the host) as “Non-self“.
 The transplanted immune cells attack the host's body cells.
• Deadly side effects:
 ➢ ~20% of transplanted patients die of GvHD complications
 ➢ ~70% mortality in patients with grade iii-iv GvHD
 ➢ ~60% of patients are non responsive to steroids
• Searching for an effective treatment
 ➢ Standard of care prophylaxis exhibits poor efficacy/severe AE’s (Glucocorticoids)
 ➢ No FDA approved specific drug for GvHD indication
• Estimated market size: ~ $0.5 billion
Graft versus Host Disease (GvHD): The Pro Major
Issue in Hematopoietic Stem Cell Transplantation
Investor Presentation | Sep. 2014

• Phase I/II study open label of 24 patients with steroid-resistant GVHD following allogeneic bone-
 marrow stem cell transplant
• Dose: 4 dose groups - 15 day regimen. Doses given on days: 1,3,5,7, 9, 11, 13 and 15
• Primary End Points: % of patients at each dosing cohort who experience no toxicity and in whom
 GVHD is stable or improved
• Secondary End Points - AAT levels, cytokine levels, infection rate, progression of GVHD, SAEs.
• In cooperation with Baxter, conducted at the Fred Hutchinson Cancer Research Center in Seattle,
 Washington
• Interim Report by the end of 2014
Proof-of-Concept Study with AAT (IV) for Graft-Versus-
Host Disease (GVHD)
This proof-of-concept study may serve as a potential platform, to expand the use of GLASSIA beyond GVHD, to other transplantations, based on a similar mechanism of action
Investor Presentation | Sep. 2014

Integrated, Efficient, Scalable Platform Technology
Fully-Invested Manufacturing
Facility & Marketed Products
• FDA approved since 2010
• cGMP compliant
• Multiple countries' certifications
 (US, Brazil, Israel, Mexico, Russia)
• State-of-the-art clean room
 environment
• Located in Beit Kama, Israel
Proprietary, Innovative and
Patented Technology Platform
• Patent protected:
 Chromatography-based
 purification process
• Enables high purity extraction
• Ready-to-use, liquid and stable
 specialty protein therapeutics
 (AAT, Albumin, Transferrin and
 many others)
• Enables production of almost any
 human plasma-derived specific
 immunoglobulins
Benefits
• Enables manufacturing of plasma-
 derived protein therapeutics with
 differentiated product profiles
• Efficient production process with
 higher yield than manufacturing
 methods employed by competitors
• High safety profile and proven
 track record
• Infrastructure in place to meet
 future pipeline product demand
• Expandable product platform to
 additional territories and
 indications
=
+
Investor Presentation | Sep. 2014

FINANCIALS
Investor Presentation | Sep. 2014

KAMADA

Compelling Investment Driven By Multiple Pillars of Growth

Existing Anchor
Products
▪ Profitable unit
▪ Sales in 15 countries
▪ Predictable, stable
 business

  ($0.5B)*
Existing Anchor Products
+
Glassia®
(AAT-IV) in US
+
Inhaled AAT for AATD in
Europe & US
+
New Geographies
+
Additional
Unencumbered Pipeline
Products
Glassia®
(AAT-IV)
in US&ROW
▪ Estimated only ~5% of
 cases treated in US
▪ Annual therapy costs
 ~$80K - $100K per patient
▪ Partnered with Baxter
 solely for IV products in
 the US (agreement also
 covers Canada, Australia
 and New Zealand)
▪ Key geographies retained

 (100K pts.,$0.75-1B)*
New Geographies
▪ Potential to sell existing
 and new products into
 new geographies
▪ Rabies Ig to US and
 additional territories
▪ Capital-efficient
 strategy minimizes
 outlay required by
 Kamada
 ($0.5B)*
Additional
Unencumbered
Pipeline Products
▪ D1-AAT (IV):
 Type-1 diabetes in Phase
 I/II (Unencumbered
 outside of US, Canada,
 Australia and New
 Zealand)
 (100K pts.,$3.5-5B)*
▪  G1-AAT (IV)
 GVHD phase I/II in
  process
 ($0.5-1B)*
▪ C1-AAT (IH):
 Cystic fibrosis completed
 Phase II (Unencumbered)
 (100K pts.,$0.5-1B)*
▪ B1-AAT (IH):
 Bronchiectasis completed
 Phase II (Unencumbered)
 (600K pts.,$2B)*
Inhaled AAT for
AATD in
Europe & US
▪ Estimated only ~2% of
 cases treated in Europe
▪ Estimated only ~5% of
 cases treated in US
▪ Orphan drug designation
 in US and EU
▪ Partnered with Chiesi for
 Inhaled AAT for AATD in
 Europe only
▪ Distribution (no
 technology out-licensed
 in Europe)
▪ Unencumbered in US

  (200K pts.,$1-2B)*
The Kamada
Pillars
* Estimated market potential
Investor Presentation | Sep. 2014

•  Pipeline products expected to accelerate revenue growth
• Better product mix expected to improve gross margin
•  Strategic partnership model results in efficient operating expenses
•  Stable, profit generating revenue stream from marketed products
•  Low capital expenditure to support infrastructure meeting future demand
• Preferred tax treatment under Israeli law
Strong Financial Profile with Revenue Growth and
Expanding Profitability
Investor Presentation | Sep. 2014

KAMADA

Sustained and Rapid Growth has Made Kamada EBITDA Positive Within 3 Years of Growth

$MM	FY2009	FY2010	FY2011	FY2012	FY2013
Proprietary Products	10	23	35	47	51
Growth		130%	54%	32%	9%
Distribution	4	11	24	26	20
Growth		187%	110%	8%	(23%)
Total Revenues	14	34	59	73	71
Growth		146%	73%	22%	(3%)
Gross Profit	(3)	6	17	23	26
R&D	(9)	(9)	(12)	(12)	(13)
S&M and G&A	(5)	(7)	(7)	(7)	(2)(10)
NET PROFIT (LOSS) Adjusted EBITDA (1)	(21) (12)	(14) (6)	(4) 1	0.3 9	0.4 9
Note
1. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)
2. Includes one time IPO related expenses of $1.4 M
Investor Presentation | Sep. 2014

Consistent Track Record of Execution
Initial Public Offering on the Tel Aviv Stock Exchange (KMDA)
Strategic agreement with PARI Pharma GmbH
US FDA approval for Glassia®
Strategic agreement with Baxter & First Glassia® sale in the US
Strategic agreement for Rabies in the US with Kedrion
Anti-Snake Venom launch
Strategic agreement with Chiesi
Newly diagnosed type-1 diabetes Phase II trial completed
Initiation of Phase II/III for type-1 diabetes
Initiation of Phase II for Inhaled AAT for AATD in the US
Completion of Phase II/III Inhaled AAT for AATD trial (EU)
Completion of Phase III Rabies Ig (US)
Increased sales, profitability and production capacity
August 2005
August 2014

Investor Presentation | Sep. 2014

Future Milestones and Value Creation
Phase III Rabies Ig trial (US) results	4Q14
EMA discussion on conditional approval	4Q14
MAA submission for Inhaled AAT for AATD	2015
BLA submission for the Rabies lg in the US	2015
Completion of Phase II for Inhaled AAT for AATD trial (US)	2015
Expansion to additional territories of Phase II/III for type-1 diabetes	2015
Initiation of Phase ll for intrevenous AAT for GVHD	2015
Strategic agreements	2015
Rabies product launch in the US (if approved)	2016
Inhaled AAT for AATD launch (EU) (if approved)	2016
Interim report for Phase II/III for type-1 diabetes trial	2016
AAT IV for newly diagnosed type-1 diabetes launch (if approved)	2017/18
 Milestone Date
Investor Presentation | Sep. 2014

Kamada Investment Highlights
Rapidly Growing, Globally Positioned Biopharmaceutical Company
- Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
Significant Opportunity in Novel Inhaled AAT for Alpha-1 Antitrypsin Deficiency
and in Intravenous AAT for Type-1 Diabetes
Valuable R&D Pipeline Focused on Various Orphan Indications
Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How
Strong Financial Profile with Increasing Profitability
Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma
Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency Disorder
- Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity
Investor Presentation | Sep. 2014

www.kamada.com
THANK YOU
Investor Presentation | Sep. 2014